Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is a transcript of the Presentation on Advancements in Concentrated Solar Thermal with Craig Wood, Chief Executive Officer of Vast Solar Pty Ltd (“Vast Solar”) on or around July 6, 2023

Advancements in Concentrated Solar Thermal

Unknown Speaker

Welcome to ESG Energized, where we discuss the latest developments in the environmental, social and governance arena that are impacting the energy industry today. Here is your host, Delfina Govia.

Delfina Govia

This is Delfina Govia, the Chief Sustainability Officer for a global logistics provider with an unflinching commitment to sustainability and ESG, and where we are collaborating with our customers and our suppliers to deliver innovative, sustainable supply chain solutions. Today on this episode of ESG Energized, we are talking to the CEO of Vast. Craig Wood is joining us all the way from Australia. Welcome to the show.

Craig Wood

Hi, Delfina. Thanks for having me on.

Delfina Govia

So Craig, I'm anxious to have a little bit of a discussion with you here about Vast, and let's start right off. Tell my audience who is Vast? What does Vast do?

Craig Wood

Sure. So Vast is an Australian technology and project development company, and for the last 13 years, we've been working our way down here to develop the world's leading concentrating solar thermal technology. So it's called CSP for short, and it's important given the names that long. But what CSP does, is it uses mirrors to concentrate and then capture the sun's energy as heat. That heat is then transferred into typically a storage medium that's stored in a giant tank. It amounts essentially to a giant thermal battery, or a thermos like you might take to your kid's sport, but at an industrial scale. And that thermos is critical because it allows the energy that we've captured from the sun to be dispatched at any point in time.

So in the context of power grids, for example, where you might have lots of photovoltaics during daytime energy, you might have lots of wind turbines providing energy when it's windy, you might have some batteries providing one to two to four hours of storage. CSP is actually a very important part of the mix because in hot, sunny places, that ability to dispatch electricity based on the thermal energy of anywhere between 8 to 20 hours is an important complement that actually allows you to push decarbonization from typically 50%, 60% up into the 80%, 90% region, and that's critical, obviously, as the coal retires and it's an alternative to natural gas. So that's the core of our technology, is concentrating solar thermal.

The other thing that's really interesting, and that we've started working on, really, in the last 12 or so months, is another application where we're taking the heat from that thermos, combining that with the dispatchable electricity, and using those two energy inputs as the primary energy source for a green methanol project. I'm sure your listeners are aware that methanol is rapidly emerging as one of the preferred decarbonization routes for the global shipping industry, and our solar refinery that we're developing in Port Augusta will be a world first demonstration of how you can use heat plus power and combine those two energy sources to combine hydrogen, carbon dioxide to produce green methanol for shipping.

So that's the business, 13 years. We were fortunate after 10 years to also be awarded the International Energy Agency's technical innovation award in 2019, and since then, we've really been focused on project development to demonstrate the technology and start monetizing the technology.

Delfina Govia

So it's a very interesting concept. We've all heard of CSPs before. We're talking about the combination of the thermal and the power component. What I need to understand, and this is why I was anxious to talk to you, is that CSP, I always thought was a dead technology. What is it about what you're doing that makes anybody want to sit up and take notice now, if we all thought that it was a dead technology?

Craig Wood

Yeah. Look, it's a great question. So certainly, if you roll the clock back 10 or 15 years, all of the power nerds were actually probably putting their money on CSP as being the technology that would come through and provide the majority of daytime energy. Clearly, CSP lost that race, right? Between American, German, Chinese and other investors, there's been $75 billion put into the PV panel supply chain, and that's just brought the cost right down to the point where it's very clear that photovoltaics will provide the bulk of daytime energy. So CSP lost that race, basically, due to the fact it's too expensive.

Why it's coming back now, look, it's partly to do with stuff that we've done at Vast, but it's also, I think, really importantly to do with the realization of what's required to actually enable us to continue the decarbonization journey that we all need to go on, and I think that's probably the more important point. So if you think about that nighttime electricity piece, the decarbonization between 60% and 90%, if you're in a hot sunny place where pumped hydro isn't available, CSP is the cheapest, and it's really the only practical source of energy in those sorts of markets. If you look at industrial process heat, where you need significant volumes of heat, and typically at the moment that's provided by burning fossil fuels, often gas. Again, if you're in a hot sunny place, CSP can actually provide that energy for you today at a price that is less than what you would be paying to burn gas.

So it's these sectors where, or applications where you need the specific benefits that come from having either the dispatch ability, or the heat or combination of both, that are really bringing people's attention back to CSP as one of the core technologies that we require to complete the decarbonization journey. So that's kind of the market piece. In terms of the technology, really what our innovation is all about is taking the modular systems that have been the primary volume of CSP that's been deployed. So we call it CSP 1.0, but parabolic trough for the CSP nerds out there. CSP, there's about six and a half gigawatts of installed globally. The lion's share of that is definitely parabolic troughs.

The troughs are great because they're modular, which makes them cheap, and they're also very bankable. The only issue with them is that they are too expensive, and the reason for that is, the fluid that they use to collect the sun's energy has a temperature limit of about 400 Celsius. It's a mineral oil. And that ultimately means that by the time you're spinning an electric turbine, you're doing that between 330 and 350 degrees, which is just too cool to allow you to have an efficient power cycle. So there are still parabolic troughs being built, but about 10 years ago, everyone said, look, we need to get to higher temperatures and that was why people move to central tower systems.

So if you've flown into any of the Western states in the US, you would have seen a couple of notable examples of central towers. You're talking about a 750 foot high tower with mirrors the size of a house, up to a mile away from the tower, so quite magnificent engineering structures. But the reason that that was done was to try and push to high temperatures, but those plants have had some significant challenges. Essentially, what we've done is we've said, look, modularity is great, because it gives you a whole bunch of benefits around cost and redundancy, but we need to use the tower morphology in order to get to the high temperatures, to allow us to have an efficient power cycle.

And so what we've done is we've combined those two things into what we call a modular tower system, and we linked those modules together using liquid sodium metal as our heat transfer fluid. So it's really, the innovation that we've brought to the table, is in the design of the front end of the system and really importantly, in the thermal process management, to allow us to actually have a system that is better, that's cheaper and importantly, that's much more controllable and reliable than any of the previous generations of the technology.

Delfina Govia

So you did a very nice job of describing the towers, the modular towers. Let me go back to you talking about the thermos, as you said, that sits in the middle of this, which is the storage device, right, for all of this. It's filled with salts, I think you said.

Craig Wood

Correct.

Delfina Govia

(Inaudible) type of salts. For my listeners, what does that look like? And I know that you can put it in terms that my oil and gas colleagues will understand.

Craig Wood

Yeah, sure. So if you've ever been anywhere near an oil refinery, you would have seen those giant tanks that they have for storing product. In essence--

Delfina Govia

Which we've all climbed to the top of, most of my listeners. At least 90% of my listeners have climbed to the top of those tanks.

Craig Wood

Yeah. So in essence, what we do is we build several of those, so we have two tanks. One of them is called the cold tank. It stores salt at about 304 degrees. So in the morning, all of the salt is in the cold tank. What we do then is progressively during the day, we move the salt through a heat exchanger and add energy to it and then we store it in the hot tank at 550 Celsius. So essentially, what we're doing is we're taking cold salt in the morning, heating it up and storing it during the day. And then when we need to, we can take the heat from--sorry. Let me rephrase. Take the salt from the hot tank, use that to either create steam to spin a turbine, or we can use it directly in process heat applications as thermal energy.

So those tanks are critical there. They provide the energy storage, but in terms of what they look like, yes, it's like one of those oil and gas tanks except with a lot more insulation, because the salt when it's at 550 degrees, it wants to lose temperature pretty rapidly. So we have very thick insulation, but that's really--it's just that simple. It's two tanks with lots of insulation to make sure that we can keep the energy in.

Delfina Govia

Okay. So let's then take it to one more level of understanding, and that is always around an actual project. Can you talk to me about a project that you have existing in place, and the application that goes with it?

Craig Wood

Sure. So the project that we're currently developing in Port Augusta, which is in South Australia, is a 30 megawatt steam turbine, and that will be coupled with eight hours of thermal storage provided by molten salts, in the arrangement that I was just discussing. The front end of that plant will look like eight of our modules. So four on the West side, four on the East side, stitched together by piping, where we will move sodium between the receivers to gather the energy from the sun and bring that back into the salt, and ultimately, we'll use that to create electricity by spinning a turbine to provide dispatchable energy into the grid overnight. So that's the primary project that we're working on in Port Augusta.

The other thing that's interesting in Port Augusta is the project that we're developing over the fence, which is what we call solar methanol one. And at solar methanol one, what we're doing is we're taking about 10% to 20% of the energy from VS1, the CSP plant, and we're taking that energy as a combination of heat plus power and we're using that to partly power a solar refinery where we're taking water, turn that into hydrogen. We're taking carbon dioxide, and we're mixing those to create sim (sp) gas and ultimately, methanol, which is going to be used to decarbonize some of the shipping that goes on down here in Australia.

That project is very interesting globally, because, again, I'm sure your listeners are aware that methanol is rapidly emerging as one of the preferred routes to decarbonize the global shipping fleet. And if you look at what needs to occur in order to deliver the volumes that that industry requires, it's either going to be a hell of a lot of biogenic source material, but actually, it's our belief that that's only going to get you so far and that we are going to need to see E-fuels, so in our case, solar methanol, to fill really a very material part of that requirement, as we head into the 2030s and beyond.

Delfina Govia

So let's stay on that topic, just for a minute, on what the needs are, the global needs in this market. Where do you, having spent such an enormous amount of time, successfully so in this space, what are your broader views of what's going on in the renewables market today and the challenges that we're facing and the solutions that you think that we're going to be able to bring to bear? Do we have hope, Craig? Do we have hope in meeting a lot of these aspirations that we have as industries, as individual companies and as governments?

Craig Wood

I think it's important to always have hope, as a starting principle. Look, if I was forced to say yes or no, yes is my honest answer. And the reason I say that is that we actually already have the majority of the technologies that we need to push the decarbonization to where it needs to get to. So if you just simply deployed PV wind, offshore wind, batteries, pumped hydro, and, of course, I would say this CSP, in almost all markets around the world, you get to decarbonization levels of 80% to 90% on the electricity side.

In process heat, again, it's a more difficult challenge, and it's probably a few years behind the electricity side, but I'm of the view that we have the technologies that we need to get most of the job done there as well. There is always going to be periods where the wind doesn't blow, and the sun doesn't shine. And so it's our view that there's going to be a need to burn something. In the near term, I think there has to be gas. In the, certainly the medium to longer term, there will be hydrogen and hydrogen derivatives that offer ways to do that. So at a technical level, I think the answer is, yes, there's hope. The real challenge just comes down to how quickly we can deploy those things. There is no shortage of money to put into well-structured projects. The challenge really still is that to get those projects to be economic, oftentimes there is a, typically it's a small, modest, very modest increase in the cost of that energy. And ultimately, that needs to be borne by someone, or you need to wait for long enough that the technology becomes cheap enough that that cost differential disappears. And I think that's really the challenge is, are there policy levers that can be pulled that can address that cost imbalance, carbon pricing.

Delfina Govia

Waiting for the technology to catch up, right?

Craig Wood

Yeah, you either price carbon, or you wait for the technology to catch up, and I think they're really the two fundamental things that ultimately are going to resolve this. Clearly, we need to get on with it, and so if there are mechanisms that can be put in place to do that, then that's great.

Delfina Govia

So what you're talking about, is you've laid out that there isn't a one size fits all, that there isn't one technology versus another technology, that is the approach is a mix. It's a mixed bag of multiple technologies, multiple types of renewables, and that requires collaboration within the energy, the broader energy industry. Are you seeing, when you talk about policy, are you seeing cross border collaborations from one country to another?

Craig Wood

Yeah, we are. Australia has had a, let's say, a checkered history of policy around climate change. And so sometimes we've been ahead, sometimes we've been behind, but I think, certainly if you look at the last several years, there's a couple of very notable examples. So one would be, a very recent one would be a communique, I think, put out by the White House, let's call it in the last month, where the administration in the U.S., obviously, having implemented the Inflation Reduction Act, there is now a move to start to really tie a number of the Australian opportunities into some of the structures that the U.S. has in place around energy and the transition, so we think that's a very positive development. It's early days. We don't know what the shape of that is yet, but certainly, Australia and the U.S. are becoming closer on the transition side.

Another great example that we have benefited from, is a program called HyGATE, which is the Hydrogen German Australian Transition Initiative. Essentially, the German and the Australian governments got together and said, Australia's got lots of renewables, Germany's got lots of demand, how do we link those two up? And so they agreed to put 50 million euros plus 50 million Australian dollars into a pot to fund or to partly fund demonstration projects that could essentially move hydrogen or hydrogen derivatives created in Australia, into the German market. We were one of four projects that was actually successful as part of that HyGATE program in the back end of last year, and so our solar methanol plant that I mentioned previously in the conversation in Port Augusta, that's an 80 million Australian dollar project. $20 million of that is going to be grant funding from the Australian Government and $20 million of that will be grant funding from the German government, with that funding provided under the HyGATE program. So there are certainly some really interesting cross-border opportunities that are emerging, and we see that as a trend that will continue because not everywhere in the world is blessed with the level of renewable resource that Australia or the U.S. is. There are some places where different solutions are required.

Delfina Govia

So that begs two additional questions. Question number one is, where is the rest of the funding coming from for Vast? Do you have investors or companies that are investing in this project that you're partnering with on this journey?

Craig Wood

Yeah, we do. So it very much depends on which project. I'll just keep talking about the methanol plant for a moment. So we announced about a month ago that a German an energy company called (inaudible) is actually coming into that project. So they're going to be a 50% owner of that project, contributing 20 million Australian dollars of equity, and we're in discussions with a number of parties about the remaining $20 million on that project. If turn to the core CSP plant that we're building, there's a funding stack on that that's already in place. So we've secured up to $65 million of grant funding from ARENA, which is the Australian Renewable Energy Agency. ARENA has been a long term supporter of our business for about a decade, so they know us very well. But that grant, it's really important for first of its kind projects like ours, to help defray some of the one time and upfront costs to allow the energy that's produced to be economic.

We've also been able to access $110 million of concessional financing from the federal government here, which it's a similar arrangement in many respects to the sorts of loans that your DLE provides to renewable projects, but that's important as well. And that leaves us with a 45 million Australian Dollar equity contribution that's my problem. The way that we're looking to raise the money is actually through a business combination with a U.S. listed entity called NABERS energy transition corporation. So we actually announced in the middle of February, that we'd signed a deal to merge ourselves, to SPAC ourselves with NETC, and we're currently working through that process in the U.S., to get ourselves up and listed on the boards later this year.

Delfina Govia

So I'm interested to hear you talk about your partnership as well with Nabors Energy Transition ventures, because that is a testament to what we've been talking about continuously on this podcast, which is the investment of the traditional oil and gas, oilfield services, drilling companies into the renewable space, and it just shows that we are committed as an industry to developing these things. So the second question that I had for you was just being a little bit selfish, and you talking about Australia having such great source of renewable energy. When are we going to see one of these projects in West Texas?

Craig Wood

It's coming, Delfina. Don't panic.

Delfina Govia

Okay.

Craig Wood

So the honest answer is most off-takers from our projects, standing around and waiting for us to deliver our projects in Port Augusta, before they will sign definitive commitments. And that's just simply a commercial reality, right? People want to see our technology built and working at utility scale before they're willing to take risk on that and introduce that complexity to their business. So in parallel with us executing in Port Augusta on both the CSP and the methanol projects, we are developing a pipeline of opportunities in Australia, in the U.S., and in Saudi, where we're looking to bring a number of projects through, such that by the time we hit commercial operation, COD, in Port Augusta, we're seeing essentially able to hit FID to make the investment decision on those projects in those other markets.

So West Texas, in fact, look, to be completely frank anywhere in the Southwest, as a general rule, if it's orange on Google Maps, it's good for CSP. So whether it's Arizona, Nevada, New Mexico, West Texas, California, there are interesting opportunities to deploy our technology in all of those states. West Texas, we think is particularly interesting as a first project because partly, it's due to the fact that I now spend a lot of time in Houston with my friends from Nabors. But also, it's a very interesting location in terms of being able to move electricity, but also potentially green fuels, West, East and also North. So there's a series of off-take discussions that are going on at the moment that will hopefully turn into the anchor clients for those projects once we get to that point.

Delfina Govia

I would guess that we are a very rich market for your product?

Craig Wood

Yeah. Look, the U.S. is, it's obviously a very large market. It's starting to move very quickly. And the interesting thing about it is because it's so large, and because there is the depth of capital that is enjoyed in the U.S., opportunities present themselves earlier. So for us, certainly after Australia, it's our next target market and we're very much looking forward to establishing our presence in the U.S. and getting on with the job.

Delfina Govia

Okay. So I'm going to switch gears on you. Tell me about you. How did you get to be the CEO of Vast? Tell me about you. What's your journey?

Craig Wood

Okay. So my journey, I started life as a mechanical engineer, but reformed very early, courtesy of a bit of extra study in the UK. So I spent a couple of years at Oxford University as a Rhodes Scholar and then a third year in London doing a finance master's and essentially use that to transition into finance. So I spent, after the UK, a couple of years in New York working for a small investment bank called Lehman Brothers, as a pair M&A banker. And ultimately--yeah. So that was just around the time, just after actually, Enron and Dynegy had their issues, so that was an interesting time in the M&A power markets.

Delfina Govia

It definitely was.

Craig Wood

Correct. Then moved back to Australia and spent about a decade in one of the leading private equity firms here in Australia, just a generalist PE shop. Left there to go and fix up a dairy business that we'd invested in. So ran, was CFO and ultimately left there as acting CEO, for about three and a half years and sort of the way these things work, through some connections through the private equity firm, I was introduced to Vast about seven and a half years ago, so I've been the CEO for that long. It's been an interesting journey. Obviously, developing a technology from the ground up, it takes time. You get a whole bunch of stuff wrong. You have to go through iterations, and each of those takes time.

So the award by the International Energy Agency of their technical innovation award in 2019, after 10 years in business, that was a great thing for Vast. And it was a really nice peg in the ground, but the reality is to go and build a business off the back of their technology takes a completely different skill set, and a completely different set of partners, investors, and also capabilities within the team. So that's really what we've spent the last two, three years developing, to the point where we're now ready to roll that out in Port Augusta, and then continue to deploy with the technology in the U.S., Saudi and other sunny markets around the world.

Delfina Govia

Well, this is an exciting space to keep an eye on, this technology and the development of it. Can I put into the show notes, a link to your website that people can access so they can go see pictures of this, they can go get more information? What's the website, Vast.--

Craig Wood

www.vast.energy. It's that simple.

Delfina Govia

It's that simple.

Craig Wood

Correct. And there's lots of content out there, lots of pictures. The modular tower thing, when you see the picture, it all becomes very obvious. And that's really, that sort of elegance and simplification in the design and the delivery of the technology is really critical to us. Without pushing the engineering and the installation and the operations to the point of elegance, we don't think you get the cost to where they need to be. So have a look on the website. There's plenty of content there.

Delfina Govia

I'm definitely going to look and I'm definitely going to put that in the show notes. And I thank you for not only being a guest on the show, but for me now being able to tell my listeners that I've had a Rhodes scholar on ESG Energized. Thank you so much, Craig, for joining us.

Craig Wood

Thank you, Delfina. Great to speak.

Unknown Speaker

Join us again next week on the ESG Energized podcast, a production of the oil and gas global network. To learn more, go to oggn.com.

About Vast

Vast is a renewable energy company that has developed concentrated solar power (CSP) systems to generate, store and dispatch carbon free, utility-scale electricity, industrial heat, and to enable the production of green fuels. Vast’s “CSP v3.0” approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products. Visit www.vast.energy

About Nabors Energy Transition Corp.

Nabors Energy Transition Corp. (NYSE: NETC, NETC.WS, NETC.U) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. NETC was formed to identify solutions, opportunities, companies or technologies that focus on advancing the energy transition; specifically, ones that facilitate, improve or complement the reduction of carbon or greenhouse gas emissions while satisfying growing energy consumption across markets globally.

NETC is an affiliate of Nabors Industries Ltd. (“Nabors”), a leading provider of advanced technology for the energy industry. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors, which owns the global industry’s largest fleet of land drilling rigs and equipment, is committed to innovate the future of energy and enable the transition to a lower-carbon world.

Important Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed Business Combination, Vast has filed the Registration Statement with the SEC, which includes (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of NETC to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for the vote by NETC’s stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors, Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed Business Combination. Information about the directors and executive officers of NETC is set forth in the Registration Statement Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the Registration Statement and other documents filed, or to be filed, by NETC and Vast with the SEC. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements.

Contacts

Vast

For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For Media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

Nabors Energy Transition Corp. Contacts

For Investors:
William C. Conroy, CFA
Vice President – Corporate Development & Investor Relations
William.conroy@nabors.com

For Media:
Brian Brooks
Senior Director, Corporate Communications
Brian.brooks@nabors.com

Important Information for the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 22, 2023. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the SEC in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 22, 2023 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.